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                                                                    Exhibit 99.5

QIAGEN and Axxima Agree to Collaborate on Content for SensiChip Plattform

QIAGEN Initiates Broad Marketing of SensiChip System

Venlo, The Netherlands and Martinsried, Germany, May 6, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer Markt: QIA) and Axxima Pharmaceuticals AG today announced a collaboration under which the parties will jointly develop oligonucleotide probes to identify differentially regulated protein kinases and phosphatases. The content will be optimized for use of the SensiChip platform. QIAGEN will distribute these in the form of oligonucleotide sets or SensiChip micorarrays to its customers. The nucleic acid sequence data will be jointly developed through use of QIAGEN's SensiChip products and based on Axxima's proprietary know-how on all human protein kinases and phosphatases.

In addition to the future sales of SensiChip products, QIAGEN will receive distribution rights from Axxima to the nucleic acid sequences for use in oligonucletide sets and microarrays such as the SensiChip technology platform. In exchange, Axxima will receive royalties on the sales of products developed under the agreement.

The SensiChip platform was launched September 2001 under technology access agreements and made available for the first time to the public late April 2002 at the Analytica trade show. Axxima is one of QIAGEN's first customers of the SensiChip system and will use the SensiChip products to significantly expand the data which can be generated from its cDNA based microarray systems. The SensiChip is the first product available from the alliance between QIAGEN and Zeptosens AG. The system is based on cutting-edge Planar Waveguide (PWG) technology and allows the use of minimal sample amounts for analysis of the differential expression pattern of genes that are expressed at very low levels. Its extremely high sensitivity allows also allows users to avoid cumbersome, expensive, and information-distorting amplification procedures normally required to enrich signals to detectable levels. The SensiChip system is combined with certain of QIAGEN's leading nucleic acid separation, purification, and handling technologies to form a complete, integrated analysis line focused on ultra-sensitive microarray analyses for mostly secondary analyses and is therefore highly complementary to current microarray systems.

Protein kinases belong to a class of enzymes that act as signaling molecules in essential communication processes within a cell. The transmission of a signal from the exterior of a cell to its nucleus, resulting in the activation or suppression of specific genes, is a key event for normal functioning. However, dysregulation of these signal transduction processes often leads to the malfunctioning of cells and result in disease. Because of the fundamental importance of signal transduction processes for disease development, the identification of differentially regulated kinases and phosphatases - for instance using SensiChip arrays - is of tremendous importance to understand disease processes.

"We are excited that the SensiChip technology platform has very successfully expanded from availability through technology access programs to a broadly distributed product," said Dr. Ulrich Schriek, QIAGEN's Vice President of Corporate Development. "The success of our clients such as Axxima proves the power of the SensiChip platform and the new dimension of sensitivity and accuracy. We are excited that Axxima will allow QIAGEN customers to access their leading sequence data through SensiChip products or QIAGEN Operon oligonucleotide sets." "We are looking forward to our co-operation with an outstanding company like QIAGEN in this exciting field. This co-operation reflects the excellence of our know-how in the field of signal transduction. In addition, it clearly emphasizes the tremendous importance of signal transduction for the pharmaceutical industry and academia. The application of the SensiChjp platform will result in a substantially increased sensitivity, speed and precision of our genomic analyses," said Dr. Bert Klebl, Vice President Research at Axxima.

About QIAGEN

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

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QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the
United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs over 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.
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About Axxima
Axxima(R) Pharmaceuticals AG is a drug discovery and development company, pioneering the novel strategy of generating a "Signal Transduction Firewall(R)" against infections and related diseases. By blocking critical signal transduction pathways required by pathogens for their survival, disease progression is prevented. The company is currently focussing on HIV, HCMV, Hepatitis B and C, Influenza and TB. In three private financing rounds, Axxima has received a total of 56 million Euro from German and international investors. The Company currently employs altogether a staff of 80, located at Axxima's headquarters in Martinsried, Germany and at its Hungarian subsidiary Vichem Kft. in Budapest. Further information on Axxima can be found at www.axxima.com.
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Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).


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QIAGEN N.V., Form 6-K, Quarter ended march 31, 2002